

SECI 16012521

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2015 (MM/DD/YY) AND ENDING 12-31-2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 N. University Drive, Suite 250
(No. and Street)

Tamarac	FL	33321
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Bertucelli, 954-580-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA 248-559-4514
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Bertucelli, FinOp and Registered Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Double Eagle Securities of America, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Karen S O'Loughlin
Notary Public - State of Florida
Commission # FF 945943
Expires 12/22/2019

Notary Public

Signature 2/24/15

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Double Eagle Securities of America, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Double Eagle of America, Inc.
6610 N. University Drive
Tamarac, FL 33321

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Double Eagle of America, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Double Eagle of America, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Double Eagle of America, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Double Eagle of America, Inc. financial statements. Supplemental Information is the responsibility of Double Eagle of America, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing

procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Double Eagle Securities of America, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

ASSETS

Current assets	
Cash in bank and cash equivalents	$ 82,730
Commission receivable	4,481
Total current assets	87,211
Fixed assets (net)	- 0 -
Total assets	$ 87,211

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 675
Stockholder's Equity	
Common stock, no par value 1,000 shares authorized,	
issued and outstanding	8,500
Retained earnings	78,036
Total stockholder's equity	86,536
Total liabilities and stockholders' equity	$ 87,211

The accompanying notes are an integral part of these financial statements.

Double Eagle Securities of America, Inc.
Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2015

Revenues	$ 80,428
Operating expenses:	
Compensation and commissions	10,117
Occupancy expense	3,936
General & administrative expenses	34,704
Total operating expenses	48,757
Net income before other income	31,671
Other income (expense)	0
Interest income	5
Net Income before provision for income taxes	31,676
Provision for income taxes	- 0 -
Net income	$31,676

The accompanying notes are an integral part of these financial statements.

Double Eagle Securities of America, Inc.
Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2015

Cash Flows from operating activities:	
Net income	$31,676
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in commissions receivable	2,413
Decrease in accounts payable and accrued expenses	(1,535)
Net cash provided by operations 32,554	
Financing Activities	
Shareholder Distributions	(48,000)
Net Change from Financing Activities	(48,000)
Net decrease in cash	(15,446)
Cash and cash equivalents - beginning	98,257
Cash and cash equivalents - ending	$ 82,811

The accompanying notes are an integral part of these financial statements.

Double Eagle Securities of America, Inc.
Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	Common Stock	**Retained Earnings**
Balance - 12/31/14	$ 8,500	$ 93,704
Net Shareholder Distributions	0	(48,000)
Net income	- 0 -	31,676
Balance - 12/31/15	$ 8,500	$ 77,380

The accompanying notes are an integral part of these financial statements.

Double Eagle Securities of America, Inc.

Notes to Financial Statements

As of and for the Year-Ended December 31, 2015

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on June 23, 1997 in the State of Florida. The Company has registered with the Securities Exchange Commission and the Financial Industry Regulatory Authority as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies. The Company in accordance with its exemption under SEC Rule 15c3-3(k)(1), holds no customer funds and all investor payments are made directly to the investment companies.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less. The cash funds in a savings account at ETrade Bank have been treated as cash in bank.

C.) Revenue Recognition

Revenues consist entirely of commissions received from various investment companies when earned, which is defined as when customer funds are received by the investment companies and expenses are recognized, when incurred.

D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2015 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at the lower of cost or market.

NOTE 2 NET CAPITAL

The FINRA,. imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $ 5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company shares an office facility paid for by an affiliated company. Commencing September 2010, the Company pays $ 328 per month for its respective use of the office and other common costs incurred. The reimbursed allocated costs of $ 3,936 were incurred for the year.

NOTE 6 RELATED PARTIES

The shareholder of the Company receive compensation of $ 28,000 in 2015.

NOTE 7 FIXED ASSETS

The fixed assets consists of $ 1,587 of office equipment being depreciated over 7 years on the straight-line method of depreciation. The assets have been fully depreciated.

NOTE 8 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

NOTE 9 SHAREHOLDER EQUITY

The Shareholder of the company received a distribution of $48,000 in 2015.

Double Eagle of America, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 86,536.00
Nonallowable assets:		
Prepaid Expenses	0.00	
Property and equipment	0.00	
Accounts receivable – other	4,481.00	(4,481.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 82,055.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 45.02
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 77,055.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 675.00
Percentage of aggregate indebtedness to net capital	0.82%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 82,055.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	82,055.00
Reconciled Difference	$ (0.00)

Double Eagle of America, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt under 15c3-3(k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Double Eagle Securities of America, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $82,136 which was $77,136 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.82%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Double Eagle Securities of America, Inc.
Supplementary Schedules Pursuant to SEA Rule 15c3-3 (k)(2)(i)
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 15c3-3 (k)(2)(i)

The company is exempt under 15c3-3(k)(2)(i).

Firm Notification to Rely on the Limited Size and Resources Exception in NASD Rule 3012

Submitted | Filing ID: 2702636 |

✓ The form has been submitted to FINRA successfully.

Filing ID: 2702636 (Please retain this number for further inquiries regarding this form)

Submitted Date and Time: 1/8/2016 10:50 AM

Pursuant to Rule 3012(a)(2)(A)(iii) members electing to rely on the "limited size and resources" exception to conduct any of its producing managers' supervisory reviews must fulfill certain notification requirements. Specifically, members must notify FINRA electronically (or through any other process prescribed by FINRA) within 30 days of the date on which the member relies on the exception. If, however, the member has been relying on the exception prior to February 14, 2006, the effective date of this notification requirement, the member must notify FINRA by March 16, 2006. Afterwards, the member will need to notify FINRA of its continued reliance on the exception on an annual basis. If the member determines that it no longer needs to rely on the exception, the member must provide a one-time notification to FINRA within 30 days of ceasing to rely on the exception. Please be aware that FINRA is required to notify the SEC of this information.

Firm Information

Name		CRD #
DOUBLE EAGLE SECURITIES OF AMERICA, INC.		43844
City	State/Province	Phone
TAMARAC	FL	954-580-0880
Chief Compliance Officer	Executive Representative	
DANIEL LAWRENCE BERTUCELLI	DANIEL LAWRENCE BERTUCELLI	

FINRA Information for Member

FINRA District Office	FINRA District Phone #
Florida	(561) 443-8000
FINRA District Examiner	FINRA District Supervisor
Lisa Reid	Dawn D Calonge

Notice Information

Name of Person Filing Notice *	CRD #
Daniel L Bertucelli	2105422
Email Address *	Phone Number *
bert@berttax.com	954-580-0880

Today's Date
01/08/2016

Please select the section that best fulfills your firm's notification obligations and provide the requested dates. Please note that you may choose only one section. *

◉ If your firm has previously notified FINRA of its reliance on Rule 3012's "limited size and resources" exception and intends to continue to rely upon the exception, please provide an annual notification of continued reliance. Please note that each ensuing annual notification must be effected no later than on the one-year anniversary date of the previous year's notification.

○ If your firm has determined that it no longer needs to rely on Rule 3012's "limited size and resources" exception, please provide the date on which the firm ceased relying on

Double Eagle Securities of America, Inc.
Supplementary Schedules Pursuant to SEA Rule 15c3-3 (k)(2)(i)
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015


Double Eagle
Securities
of America
Member FINRA, SIPC

6610 N University Drive, Suite 250, Tamarac, Florida 33321
(954) 580-0880 Tele – (954) 580-0881 Fax – (800) 785-3759 Toll Free

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k)(2)(i) for FYE December 31, 2015

Dear Richardson Jr.,

Please be advised that Double Eagle Securities of America, Inc. has complied with Exemption Rule 15c3-3 (k)(2)(i) for the period of January 1, 2015 through December 31, 2015. Double Eagle Securities of America, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Double Eagle Securities of America, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, October 1, 1997.

Daniel L. Bertucelli, the president of Double Eagle Securities of America, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Daniel L. Bertucelli has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Double Eagle Securities of America, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (954) 580-0880.

Sincerely,



Daniel L. Bertucelli, President and Compliance Principal of Double Eagle Securities of America, Inc.

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

To the Board of Directors
Double Eagle Securities of America, Inc.
6610 N University Dr.,
Suite 250
Tamarac, FL 33321-4071

Report of Independent Registered Public Accounting Firm

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Double Eagle Securities of America, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Double Eagle Securities of America, Inc.. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Double Eagle Securities of America, Inc.. stated that Double Eagle Securities of America, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Double Eagle Securities of America, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Double Eagle Securities of America, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA